Mail Stop -4561

November 13, 2008

Dennis J. Zember, Jr.
Executive Vice President and Chief Financial Officer
Ameris Bancorp
24 Second Ave., SE
Moultrie, Georgia 31768

Re: Ameris Bancorp
    Form 10-K for December 31, 2007
    File Number 1-13901

Dear Mr. Zember:

	We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 3, Legal Proceedings, page 21

1.   We refer to the verdict in a civil action entered into on June 15, 2006 which assesses a total of $7.1 million in compensatory and punitive damages against a former subsidiary of the Company that was subsequently merged into the Bank. Please tell us and disclose in a footnote to the financial statements in future interim and annual filings:

- The terms of the final ruling by the Supreme Court of Alabama that was expected in 2008.

- Any changes in your assessment that the litigation will not have an adverse material effect on the Company's financial position, results of operations or cash flow.

- Discuss the amount of insurance you referred to in your disclosures and also please provide us your reconsideration of paragraphs 8-12 of SFAS No. 5 based on the facts and circumstances of this case as of September 30, 2008.

Signatures, page 51

2.   Please note General Instruction C.2 to Form 10-K. The principal accounting officer, or person serving in this capacity, is required to be identified. Please make conforming changes to all future filings.

Form 10-Q for the period ended March 31, 2008

Note 1, Basis of Presentation & Accounting Policies, page 6

3.   We refer to the table on page 6 of the *Newly Adopted Accounting Pronouncements* section that presents the fair value measurement of certain assets on a recurring basis within the SFAS 157 fair value hierarchy.   Please tell us and in future filings provide in the footnote the following information:

- Provide the reconciliation of beginning and ending balances required by paragraph 32(c) of SFAS 157 for fair value measurements using Level 3 inputs. Consider in your response and proposed disclosure the sample table shown in paragraph A35 of SFAS 157.

- Provide the disclosure required by paragraph 32(d) of SFAS 157 with respect to the total amount of gains or losses for the period attributable to the change in unrealized gains or losses related to the assets and liabilities valued at Level 3 that were still held at the reporting dated.

- Discuss the nature of the significant other observable inputs used to fair value derivative financial instruments that supports their fair value classification under Level 2 inputs.

Schedule 14A
Methodology for Establishing Compensation, page 8

4.   Compensation Discussion and Analysis does not discuss how the Committee determined the amounts paid during the relevant period. For example, you did not play any cash bonus in 2007, but you do not discuss the reason for these changes. Please disclose the methodology used by the committee to determine the level of each compensation element and how that methodology resulted in the compensation paid to executives in the relevant period. Please refer to Item 402(b)(1)(v) of Regulation S-K.

5.   In the fourth paragraph you reference consulting firms with whom you worked regarding compensation. In future filings please identify these firms. See Item 407(e) of Regulation S-K.

6.   From disclosure at various points it appears that you use peer groups data.   Please revise your disclosure in future filings to disclose the members of any such peer groups and how any peer group data was used by the Committee or its advisors. See Item 402(b)(2)(xiv).

7.   In future filings, where the committee uses targets to award the different types of executive compensation, please provide the actual targets, *even where no compensation was awarded.*   If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Stock Ownership Guidelines, page 10

8.   In future filings, please quantify the number or amount of shares required to be owned.

Certain Relationships…, page 27

9.   In future filings, revise your disclosure to provide the complete representation regarding loans to insiders required by the instructions to Item 404(a). In particular, please clarify that the loans were on the same terms, including interest rates, as available to other persons not related to the bank.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Edwin Adames, Staff Accountant, at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: 229-890-2235